

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2010

John C. Hodgman
Chief Financial Officer
Intermune, Inc.
3280 Bayshore Boulevard
Brisbane, CA 94005

> **Re: Intermune, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 15, 2010**
> **File No. 0-29801**

Dear Mr. Hodgman:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief